Exhibit 21.1	Subsidiaries of Astoria Financial Corporation

Jurisdiction of Incorporation

Subsidiaries of Astoria Financial Corporation

Astoria Federal Savings and Loan Association a/k/a Astoria Federal Savings or Astoria Federal	United States
Astoria Capital Trust I	Delaware
A.F. Insurance Agency, Inc.	New York

Subsidiaries of Astoria Federal Savings and Loan Association

A.F. Agency, Inc.	New York
A.F. Roosevelt Avenue Corp.	New York
Astoria Federal Mortgage Corp.	New York
Astoria Federal Savings and Loan Association Revocable Grantor Trust	New York
Entrust Holding Corp.	New York
Infoserve Corporation	New York
Star Preferred Holding Corporation	New Jersey
Suffco Service Corporation	New York
201 Old Country Road, Inc.	New York

Astoria Federal has four subsidiaries which may qualify for alternative tax treatment under Article 9A of the New York State Tax Law and therefore, although inactive, are retained by Astoria Federal.

Astoria Federal has seven subsidiaries, four of which are single purpose entities that have interests in individual real estate investments, which individually and in the aggregate are not material to our financial condition, and two of which have no assets or operations but may be used to acquire interests in real estate in the future. The seventh such subsidiary serves as a holding company for one of the other six.

Astoria Federal has one additional subsidiary which is inactive and which Astoria Federal intends to dissolve.

Subsidiaries of Star Preferred Holding Corporation

Astoria Preferred Funding Corporation	Delaware
Starline Development Corp.	New York